FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

ImmunoPrecise Antibodies Ltd. (the Company) 3204 4464 Markham Street, Victoria, British Columbia, V8Z 7X8, Canada

Item 2	Date of Material Change

December 31, 2024

Item 3	News Releases

A news release with respect to the material change was disseminated by the Company on December 31, 2024 through Business Wire and and filed under the Company's profile at www.sedarplus.com.

Item 4	Summary of Material Change

On December 31, 2024 ImmunoPrecise Antibodies Ltd. announced that Kristin Taylor has resigned from her position as Chief Financial Officer ("CFO"). effective January 16, 2025. Ms. Taylor will continue to serve in the role of CFO until January 16, 2025, and will remain available to the company on a consulting basis after that time.

Item 5	Full Description of Material Changes:

Ms. Taylor has resigned effective January 16, 2025.

Ms. Taylor will continue to serve in the role of CFO until January 16, 2025, and will remain available to the company on a consulting basis after that time.

A full description of the material change is contained in the News Release attached to this Material Change Report.

Item 6	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to: Jennifer Bath President and Chief Executive Officer (250) 483-0308

Item 9	Date of Report

January 2, 2025

IPA Announces Resignation of Chief Financial Officer

AUSTIN, Texas, December 31, 2024 - ImmunoPrecise Antibodies Ltd. (the "Company" or "IPA") (NASDAQ: IPA), today announced that Kristin Taylor has resigned from her position as Chief Financial Officer effective January 16, 2025. Ms. Taylor will continue to serve in the role of CFO until January 16, 2025, and will remain available to the company on a consulting basis after that time.

"Kristin has been a valued member of our team over this past year," said Dr. Jennifer Bath, IPA's President and Chief Executive Officer. "She has made significant contributions to IPA's success, including the enhancement of IPA's planning and budgeting process. We wish her the very best in her future endeavors."

IPA has initiated a CFO succession process and will provide updates as appropriate.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the "IPA Family").

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "expects", "estimates", "intends", "anticipates", or "believes", or variations of such words and phrases, or state that certain actions, events, or results "may", "would", "might", or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the expected results of our search for a successor to the Chief Financial Officer, the results from our financial strategy and growth objectives. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions and the impact of general economic, industry or political conditions in the United States, Canada or internationally. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to several factors and risks, as discussed in the Company's Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (which may be viewed on the Company's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this release. The forward-looking statements contained in this release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Investor Relations Contact

investors@ipatherapeutics.com